SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

1347 Property Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68244P107

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1

CUSIP No. 68244P107	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,042,593(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,042,593(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,042,593(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14	TYPE OF REPORTING PERSON OO

(1)	Includes 100,000 shares of Common Stock subject to a call option.

(2)	Fundamental Global Investors, LLC may also be deemed to be the beneficial owner of 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A (the “Preferred Stock”), that are directly held by Fundamental Global Partners Master Fund, LP, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 678,875(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 678,875(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 678,875(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 50,000 shares of Common Stock subject to a call option.

(2)	Fundamental Global Partners Master Fund, LP also directly holds 34,620 shares of the Company’s Preferred Stock, which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible.

CUSIP No. 68244P107	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,296
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON OO

* Less than 1%.

CUSIP No. 68244P107	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,532
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON PN

* Less than 1%.

CUSIP No. 68244P107	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 838,199(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 838,199(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 838,199(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

(1)       Includes 50,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON FGI 1347 Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 477,282
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 477,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 477,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68244P107	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Ballantyne Strong, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,038,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,038,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,038,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P107	13D	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,141(1)
	8	SHARED VOTING POWER 3,042,593(2)
	9	SOLE DISPOSITIVE POWER 7,141(1)
	10	SHARED DISPOSITIVE POWER 3,042,593(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,049,734(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 16,294 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2)	Includes 100,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,141(1)
	8	SHARED VOTING POWER 3,042,593(2)
	9	SOLE DISPOSITIVE POWER 7,141(1)
	10	SHARED DISPOSITIVE POWER 3,042,593(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,049,734(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 16,294 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2)	Includes 100,000 shares of Common Stock subject to a call option.

CUSIP No. 68244P107	13D	Page 11 of 13 Pages

This Amendment No. 15 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 15”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 18, 2015 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 15, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $4,359,258; FGAA, $38,969; FGGM, $33,118; FAFI, $6,060,061; FGIH, $3,740,789; BTN, $7,711,566; Mr. Cerminara, $26,003; and Mr. Johnson, $27,746. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases of Common Stock by CWA’s customers was approximately $485,977. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 3,056,875 shares of Common Stock, which represents approximately 50.4% of the Company’s outstanding shares of Common Stock and includes 100,000 shares of Common Stock subject to a call option.

Each of FGPM, FGAA, FGGM, FAFI, FGIH and BTN directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Each of Messrs. Cerminara and Johnson directly hold the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. Mr. Moglia does not directly hold any shares of Common Stock. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A or Schedule B to this Statement directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

In addition, CWA holds 64,710 shares of Common Stock for the accounts of individual investors, which represents approximately 1.1% of the Company’s outstanding shares of Common Stock. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts. Each of Fundamental Global Investors, LLC and Messrs. Beynon, Ferguson, Cerminara and Johnson expressly disclaims beneficial ownership of such shares.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 6,068,106 shares of Common Stock reported by the Company as outstanding as of March 25, 2020 in its annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020.

The Reporting Persons also beneficially own in the aggregate 34,620 shares of the Company’s 8.00% Cumulative Preferred Stock, Series A, $25.00 par value per share (the “Preferred Stock”), which represent approximately 4.9% of the Company’s outstanding shares of Preferred Stock. The Preferred Stock is non-voting and non-convertible. FGPM directly holds all of the shares of Preferred Stock. In addition, for the accounts of individual investors, CWA also holds 33,519 shares of Preferred Stock, including 44 shares of Preferred Stock held by Mr. Cerminara in a joint account with his spouse.

(c) The following transactions have been effected by FGPM in the Common Stock since the filing of Amendment No. 14 to the Schedule 13D/A with the Securities and Exchange Commission on April 20, 2020: on April 20, 2020, FGPM purchased 3,364 shares at a weighted average price of $4.8922 per share; on April 21, 2020, FGPM purchased 54,443 shares at a weighted average price of $4.7814 per share. Each of these transactions was effected through the open market. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 15, which agreement is set forth on the signature page to this Statement.

CUSIP No. 68244P107	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: April 22, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI 1347 HOLDINGS, LP,
by FGI 1347 GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 68244P107	13D	Page 13 of 13 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

BALLANTYNE STRONG, INC.

/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer

BK TECHNOLOGIES CORPORATION

/s/ William P. Kelly
William P. Kelly
Executive Vice President and Chief Financial Officer